TREE TOP INDUSTRIES, INC.

666 Fifth Avenue, Suite 300                              775-261-3728 (Tel)
New York, NY 10103                                       775-890-3823 (Fax)
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VIA Edgar Private Mail
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                                                              March 2, 2006
Mark Kronforst
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:  TREE TOP INDUSTRIES, INC.
     FORM 8-K/ FILE NO. 0-10210

Dear Mr. Kronfrost:

We hereby request a ten (10) extension in the time to respond to your letter of February 16, 2006 regarding comments to our 8-K filing dated February 15, 2006. The request is based upon our need to complete discussions with our auditor on one of the comments.

Thank you for your attention in this regard.

Very truly yours,

TREE TOP INDUSTRIES, INC.


By:/s/ David Reichman, CEO